

June 11, 2015

Via E-mail
Mark Fletcher
Chief Executive Officer
Generex Biotechnology Corp.
555 Richmond Street West, Suite 604
Toronto, Ontario M5V 3B1

      Re: Generex Biotechnology Corp.
              Preliminary Proxy Statement on Schedule 14A
              Filed on June 2, 2015
              File No. 000-25169

Dear Mr. Fletcher:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note your statements in Proposal 4 that you have not entered into any agreements or arrangements to issue any of the new shares to be authorized and that you have "no immediate plans to use large numbers of shares to fund any financing, acquisition, strategic venture or capital project…" To minimize the possibility of any ambiguity, please provide proposed disclosure to be included in your definitive proxy statement disclosing whether you have any current plans to issue any of the newly authorized shares that will be available if Proposal 4 is approved. If you have any such plans, please revise your disclosure as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Gary Miller, Esq.
        Eckert Seamans Cherin & Mellott, LLC